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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-50935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Hambrecht + Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

909 Montgomery St., 3rd Floor
_____
(No. and Street)

San Francisco   California   94133
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Yates   415-551-3236
_____
                                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
_____
          (Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600   San Francisco   California   94108
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2015
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Eugene Yates</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>W.R. Hambrecht + Co., LLC</u>, as of <u>December 31, 2014</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

W.R. HAMBRECHT + CO., LLC AND **SUBSIDIARIES**
(SEC ID. NO. 8-50935)

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
December 31, 2014
PUBLIC DOCUMENT

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated financial statements of W.R. Hambrecht + Co., LLC and subsidiaries (the Company), which comprise the consolidated statement of financial condition as of December 31, 2014, and the related notes to the consolidated financial statements and supplemental information. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of W.R. Hambrecht + Co., LLC and subsidiaries as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a history of recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 27, 2015

ACCOUNTANTS & CONSULTANTS

W.R. HAMBRECHT + CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$ 64,519
Receivables from broker-dealers and clearing organizations	372,263
Marketable trading securities at fair value	237,966
Long-term investments	8,689,565
Prepaid expenses and other assets, net	88,296
Total assets	$ 9,452,609

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 115,948
Accrued expenses	72,568
Bonus payable to employees/officers	152,258
Total liabilities	340,774
Commitments and contingencies (Note 7)	
Member's equity	2,778,778
Noncontrolling interests in consolidated entities	6,333,057
Total equity	9,111,835
Total liabilities and member's equity	$ 9,452,609

The accompanying notes are an integral part of these consolidated financial statements

W.R. Hambrecht + Co., LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2014

1. Ownership Structure

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California. The Company is a wholly-owned subsidiary of Hambrecht Partners Holdings, LLC, (the Parent) which is controlled by William R. Hambrecht. The accompanying consolidated financial statements include several limited liability companies that invest in private companies.

The Company was sold by W.R. Hambrecht + Co., Inc. (WRH, Inc.) in 2009 to the Parent. Concurrent with the sale of the Company to the Parent, WRH, Inc. entered into a Patent License Agreement with the Company which provides the Company with a perpetual, non-exclusive license to the patents and trademarks owned by WRH, Inc. in exchange for royalty payments equal to 20% of the net proceeds received by the Company in connection with auction transactions under the license agreement. There were no such royalty payments in 2014.

In January 2010, the Company acquired the operations and personnel of MarkeTrade.com (MarkeTrade) from White Pacific Securities, Inc. (White Pacific) for nominal consideration. MarkeTrade is an online discount broker that focuses on the needs of the Asian-American community. Concurrent with the purchase of MarkeTrade, the Company entered into a sub-lease at White Pacific's offices, a revenue-sharing agreement, and a service agreement for White Pacific clients using order execution and clearing services from the Company's third party clearing firm. At the end of May 2013, the Company left the sub-lease arrangement and consolidated the MarkeTrade operations with the W.R. Hambrecht + Co retail brokerage operations. In August 2013, the W.R. Hambrecht + Co retail brokerage operations were effectively shut-down. The MarkeTrade brokerage operations ceased during the second quarter, 2014.

2. Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's institutional customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

Continued

2.   Management's Plan, continued

It is the Company's belief that the market demand for increased transparency in the capital markets will facilitate an increased adoption of the OpenIPO process, thus providing an opportunity to increase revenue generation. During 2014, the Company began to increase its fixed expense base to enable the minimum required employee and infrastructure to conduct business. The increased market adoption of auction IPOs should help to achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2015. If necessary, the Company may seek to obtain additional capital contributions or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3.   Summary of Significant Accounting Policies

Basis of Presentation and Consolidation Policy

The consolidated financial statements included herein have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its noncontrolling interests in private equity management and investment entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Continued

3.   **Summary of Significant Accounting Policies**, continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds held as a clearing deposit were $294,394 as of December 31, 2014.

Marketable Trading Securities

Marketable trading securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included as net investment gains (losses) in the consolidated statement of operations.

Fair Value Measurement - Definition and Hierarchy

The Company measures the fair value of its financial instruments in accordance with generally accepted accounting principles (GAAP). GAAP defines fair value, establishes a framework that we use to measure fair value and provides for certain disclosures about our fair value measurements included in our consolidated financial statements. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Continued

3. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement - Definition and Hierarchy, continued

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 4.

Long-Term Investments

The limited liability company (LLC) investments in which the Company is a managing member may allocate carried interest and make carried interest distributions, which represent an additional allocation of net realized and unrealized gains, to managing members if the LLC's investment performance reaches a threshold as defined in the respective operating agreements. These allocations are recognized in revenue as net investment gains (losses) in the consolidated statement of operations. Managing member carried interest allocations to the Company will only be recorded when the likelihood of a liquidity event for a portfolio company is deemed to be probable. Approximately $2,257,000 of carried interest has been recorded as of December 31, 2014.

Furniture, Software and Computer Equipment

Furniture, software and computer equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using a straight-line depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 - 5 years
Furniture	7 years
Leasehold improvements	7 years

Continued

3.   **Summary of Significant Accounting Policies**, continued

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements.

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board (FASB) on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company does not have any uncertain tax positions as of December 31, 2014.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. To date, there has been no accrued interest or penalties associated with any unrecognized tax benefits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the years 2011 and 2010 and later for federal and California, respectively.

4.   **Fair Value of Assets and Liabilities**

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Marketable Trading Securities - Equities

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Continued

4. **Fair Value of Assets and Liabilities**, continued

Long-Term Investments - Private Equities

The Company's investments in private equity securities consist of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable.

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2014			
	Level 1	Level 2	Level 3	Total
Marketable trading securities	$ 237,966	$ -	$ -	$ 237,966
Long-term investments - private equities	-	-	8,689,565	8,689,565
Total	$ 237,966	$ -	$ 8,689,565	$ 8,927,531

The net investment gain related to long-term investments for the year ended December 31, 2014, includes an unrealized gain of $4,692,016. The non-managing members' interests in limited liability companies includes $6,433,057 in fair value, $2,256,508 in carried interest, and $7,284,479 in cost. These limited liability companies are consolidated in accordance with FASB guidance for determining whether a decision maker is acting as a principal or an agent in a transaction.

Continued

4.   **Fair Value of Assets and Liabilities**, continued

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2014.

Changes in Level 3 Assets Measured at Fair Value on a
Recurring Basis for the Year Ended December 31, 2014

	Private Equity
Beginning balance	$ 3,897,549
Additions	100,000
Gains included in net loss attributable to noncontrolling interests:	
Unrealized	2,435,508
Carried Interest	2,256,508
Ending balance	$ 8,689,565 *
Unrealized gains for Level 3 assets still held at December 31, 2014	$ 2,435,508

*This amount is comprised of $6,333,057 of noncontrolling interests in consolidated entities, $100,000 investment in Color Genomics, and $2,256,508 of carried interest.

The net gains in Level 3 long-term investments were primarily driven by performance related adjustments relative to comparable publicly traded securities.

	Fair Value at December 31, 2014	Valuation Technique	Unobservable Inputs
Preferred Stock	$ 100,000	A recent round of financing	Third party transaction
Non-controlling interests in privately held companies	$ 8,589,565	Market approach	Estimated comparable company multiples and third party transactions
	$ 8,689,565		

The Company assesses our financial instruments annually to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the beginning of the reporting period.

Continued

W.R. Hambrecht + Co., LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2014

5. Furniture, Software and Computer Equipment

Furniture, software and computer equipment is included in prepaid expenses and other assets on the Statement of Financial Condition as of December 31, 2014 as is summarized as follows:

Software and computer equipment	$ 22,092
Furniture	29,039
Leasehold Improvements	28,947
Total	80,078
Less accumulated depreciation	(40,187)
	$ 39,891

Depreciation expense for the year ended December 31, 2014 was $2,795.

6. Prepaid Expenses and Other Assets

Summary of prepaid expenses and other assets as of December 31, 2014, is as follows:

Prepaid rent	$ 17,290
Prepaid regulatory fees	8,238
Prepaid market data and research	10,460
Furniture software and computer equipment, net	39,891
Security deposits	12,417
Total	$ 88,296

7. Commitments and Contingencies

At December 31, 2014, the Company was obligated under long-term, non-cancelable operating leases for office facilities and equipment, which require the following minimum annual payments:

Year ending December 31:

2015	308,687
2016	419,673
2017	368,702
2018	394,112
2019	454,589
Thereafter	269,895
Total	$ 2,215,658

Continued

7.   Commitments and Contingencies, continued

Certain leases contain renewal options and escalation clauses. Rent expense for 2014 totaled $197,606, which is included in occupancy expense in the consolidated statement of operations.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position or results of operations.

8.   Related Party Transactions

During the year, the Company had short term borrowings without an interest charge totaling $210,086 from its Chairman, Bill Hambrecht. All borrowings were repaid within 90 days.

During the year, 13 employees invested a total of $807,094 in two firm sponsored venture funds.

9.   Income Taxes

As a single-member LLC wholly owned by the Parent, the Company is allocated income tax expense by the Parent. The Company and the Parent have a history of operating losses, and the Parent has recorded a full valuation allowance against its deferred tax assets. There was no current or deferred income tax allocated to the Company for the year ended December 31, 2014, and no tax related amounts were due to or from the Parent for the year ended December 31, 2014.

10.   Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2014, the Company's net capital was $291,229 its ratio of aggregate indebtedness to net capital was 1.17 to 1, and its net capital was $191,229 in excess of the required minimum net capital.

For purposes of the computation of net capital, the Company is required to exclude $6,333,057 of non-controlling interests related to limited liability companies that are included in the Company's consolidated financial statements, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. In addition, for the purposes of the computation of net capital, the Company is required to exclude $2,256,508 of carried interest earned but not received. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

Continued

11.   401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2014.

12.   Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at Federal Deposit Insurance Corporation (FDIC) insured financial institutions that exceed the insurance coverage limitations provided by the FDIC.

Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC). The coverage available to the Company's customers through SIPC are limited in the risks, amounts, and investments that it covers. SIPC does not protect against market risk, which is the risk inherent in a fluctuating market. Furthermore, SIPC coverage is limited to $500,000 per customer, including up to $250,000 for cash. For purposes of SIPC coverage, customers are persons who have securities or cash on deposit with a SIPC member for the purpose of, or as a result of, securities transactions. SIPC does not protect customer funds placed with the Company just to earn interest. Insiders of the Company, such as its owners and officers, are not customers for SIPC coverage. Lastly, not all investments are protected by SIPC. In general, SIPC covers notes, stocks, bonds, mutual fund and other investment company shares, and other registered securities. It does not cover instruments such as unregistered investment contracts, unregistered limited partnerships, fixed annuity contracts, currency, and interests in gold, silver, or other commodity futures contracts or commodity options.

Continued

13.   Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 27, 2015, the date which these financial statements were issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of December 31, 2014.

Supplemental Information

W.R. Hambrecht + Co., LLC
December 31, 2014

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii)



BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757   Fax 415.288.6288   Email bpm@bpmcpa.com   Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
W.R. Hambrecht + Co., LLC and Subsidiaries:

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) W.R. Hambrecht + Co., LLC and subsidiaries (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that W.R. Hambrecht + Co., LLC and subsidiaries met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 27, 2015

ACCOUNTANTS & CONSULTANTS

February 27, 2015

John Hullar, Managing Partner

909 Montgomery Street, 3rd Floor
San Francisco, CA 94133

To Burr Pilger Mayer, Inc.:

I, John Hullar, Managing Partner of W.R. Hambrecht + Co., LLC (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2014 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Sincerely,

John Hullar, Managing Partner